UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

14 May 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Northern Tier Energy LLC

File No. 333-178458 -- CF# 28273

_____

Northern Tier Energy LLC submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on December 13, 2011, as amended.

Based on representations by Northern Tier Energy LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.9   through December 1, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel